UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. _ )*

                              JTS CORPORATION
                             (Name of Issuer)

                  Common Stock, Par Value $.001 Per share
                       (Title of Class of Securities)

                                 465940104
                              (CUSIP Number)

                             Peter R. Haje, Esq.
                      General Counsel, Time Warner Inc.
          75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notice and Communications)

                               July 30, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  /  /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 13 Pages

                               SCHEDULE 13D
CUSIP No. 465940104                                        Page 2 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TIME WARNER INC.
        IRS NO. 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           a /  /      b / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)        /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
        8,600,000 (See Item 5)

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
        8,600,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        8,600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 8.4%

14   TYPE OF REPORTING PERSON*
        CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D
CUSIP No. 465940104                                        Page 3 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        WARNER COMMUNICATIONS INC.
        IRS NO. 13-2696809

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a/  /
                                                                   b/  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
        8,600,000 (See Item 5)

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
        8,600,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        8,600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                          /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 8.4%

14   TYPE OF REPORTING PERSON*
        CO
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 4 of 13 Pages

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.001 per share (the "JTS Common Stock") of JTS Corporation, a Delaware corporation ("JTS"), which has its principal executive offices at 166 Baypointe Parkway, San Jose, California 95134.

Item 2.   Identity and Background.

          This statement is being filed by Time Warner Inc., a Delaware corporation ("Time Warner") and Warner Communications
Inc., a Delaware Corporation ("WCI") (collectively, the
"Reporting Persons"), each having its principal office at 75
Rockefeller Plaza, New York, NY 10019.

          Time Warner is the world's leading media company, and has interests in three fundamental areas of business:
Entertainment, consisting principally of interests in recorded music and music publishing, filmed entertainment, broadcasting, theme parks and cable television programming; News and Information, consisting principally of interests in magazine publishing, book publishing and direct marketing; and Telecommunications, consisting principally of interests in cable television systems. Substantially all of Time Warner's interests in filmed entertainment, broadcasting, theme parks and cable television programming are held through Time Warner Entertainment Company, L.P. ("TWE"), a Delaware limited partnership. Time Warner and wholly owned subsidiaries of Time Warner, including WCI, collectively own 74.49% of the pro rata priority capital and residual equity partnership interests in TWE. The Entertainment business is conducted through wholly or partially owned subsidiaries and through TWE; the News and Information business currently is conducted by Time Inc., a wholly owned subsidiary of Time Warner; and the Telecommunications business is managed by Time Warner Cable, a division of TWE and Time Warner Communications, a partnership wholly owned and controlled by TWE.

          WCI is a wholly owned subsidiary of Time Warner. WCI is a media and entertainment company with operations in recorded music and music publishing and interests in filmed entertainment, cable television and pay television programming.

          The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director, executive officer and representative of the Reporting Persons are set forth in Annex A and B hereto and are incorporated herein by reference. The response to Item 2(a), (b) (c) and (f) incorporate Annexes A and B by reference thereto.

          Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A and B has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On July 30, 1996, Atari Corporation ("Atari") was merged with and into JTS pursuant to an Amended and Restated Agreement and Plan of Reorganization dated as of April 8, 1996 (the "Merger"). As a result of the Merger, the separate existence of Atari ceased and JTS remained as the surviving corporation with all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Atari vested in JTS. Prior to the Merger, the Reporting Persons held 8,600,000 shares of Atari common stock, par value $.01 per share (the "Atari Common Stock"). As a result of the Merger, each outstanding share of Atari Common Stock was converted into one share of JTS Common Stock.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the JTS Common Stock as a result of the Merger and will hold the JTS Common Stock for investment purposes.

          Prior to the Merger, Time Warner had announced its intention to enhance its financial position through sales of non-core assets. The JTS Common Stock beneficially owned by Time Warner and WCI are among the non-core assets that may be sold in furtherance of Time Warner's announced policy. Accordingly, Time Warner and WCI may dispose of some or all of their holdings of JTS Common Stock from time to time in open market transactions or otherwise.

          Other than as described above, neither Time Warner or WCI has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of JTS; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JTS or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of JTS or any of its subsidiaries; (iv) any change in the present board of directors or management of JTS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of JTS;
(vi) any other material change in JTS' business or corporate structure; (vii) changes in JTS' charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of JTS by any person; (viii) causing a class of securities of JTS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of JTS to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          As set forth in Item 3, at the effective time of the Merger, WCI acquired 8,600,000 shares of JTS Common Stock. Time Warner, through WCI, is deemed to be a beneficial holder of such shares within the meaning of Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Based on information contained in the Joint Proxy Statement of JTS and Atari dated July 15, 1996, on July 30, 1996, the effective time of the Merger, 102,991,481 shares of JTS Common Stock were outstanding. As a result, the 8,600,000 shares owned by Time Warner and WCI constitute approximately 8.4% of the outstanding shares of JTS Common Stock.

          WCI has the sole power to vote and to dispose of the shares of JTS Common Stock registered in its name. Time Warner may be deemed to have shared power to direct the voting and the disposition of the JTS Common Stock beneficially owned by WCI.

          Except as otherwise described herein, neither Time Warner nor WCI is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of JTS Common Stock by Time Warner, WCI or any person listed in Annexes A or B hereto.

          Items (d) and (e) are not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to the Securities of the Issuer.

          Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1.     Joint Filing Agreement.

                           SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 9, 1996
                              TIME WARNER INC.


                            By: /s/ Peter R. Haje
                               Name: Peter R. Haje
                               Title:   Executive Vice President



                              WARNER COMMUNICATIONS INC.


                             By: /s/ Peter R. Haje
                                Name: Peter R. Haje
                                Title:   Executive Vice President

                               ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director            Chairman, East-West
                                        Capital Associates
                                        11111 Santa Monica Blvd.
                                        Los Angeles, CA  90025
                                        (private investment
                                         company)

Timothy A.          Senior Vice         Senior Vice President,
Boggs               President           Time Warner*
                                        800 Connecticut Ave.,
                                        NW, Suite 800
                                        Washington, DC 20006

Richard J.          Senior Vice         Senior Vice President
Bressler            President and       and Chief Financial
                    Chief Financial     Officer, Time Warner*
                    Officer

Lawrence B.         Director            Partner,
Buttenwieser                            Rosenman & Colin
                                        575 Madison Avenue
                                        New York, NY  10022
                                        (attorney)

Beverly Sills       Director            Chairman-Lincoln Center
Greenough                               for the Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)



*  The business address of Time Warner and WCI is 75 Rockefeller
   Plaza, New York, NY  10019.

                                        Principal Occupation or
Name                Office              Employment and Address

Peter R. Haje       Executive Vice      Executive Vice
                    President,          President, Secretary
                    Secretary and       and General Counsel,
                    General Counsel     Time Warner*

Carla A. Hills      Director            Chairman and Chief
                                        Executive Officer
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade
                                        consultants)

Tod R. Hullin       Senior Vice         Senior Vice President,
                    President           Time Warner*

David T. Kearns     Director            Former Chairman of Xerox
                                        100 First Stamford Place
                                        Stamford, CT 06904-2340

Gerald M. Levin     Director,           Chairman and Chief
                    Chairman and        Executive Officer,
                    Chief Executive     Time Warner*
                    Officer

Philip R.           Senior Vice         Senior Vice President,
Lochner, Jr.        President           Time Warner*

Reuben Mark         Director            Chairman and Chief
                                        Executive Officer
                                        Colgate-Palmolive
                                        Company
                                        300 Park Avenue
                                        New York, NY 10022
                                        (consumer products)

Michael A. Miles    Director            Former Chairman and
                                        Chief Executive Officer
                                        of Philip Morris
                                        Companies Inc., Director
                                        of Sears Roebuck & Co.,
                                        Dean Witter and Discover
                                        & Co.

*  The business address of Time Warner and WCI is 75 Rockefeller
   Plaza, New York, NY  10019.

                                        Principal Occupation or
Name                Office              Employment and Address

J. Richard          Director            Chairman of the
Munro                                   Executive/Finance
                                        Committee and Advisor to
                                        the Company,
                                        Time Warner*

Richard D.          Director            Director and President,
Parsons             and President       Time Warner*

                                        Former Chairman and
                                        Chief Executive Officer,
                                        The Dime Savings Bank
                                        of New York

Donald S.           Director            Director of Various
Perkins                                 Companies
                                        21 South Clark St.
                                        Suite 2530
                                        One First National Plaza
                                        Chicago, IL  60603

Raymond S.          Director            Financial Consultant and
Troubh                                  Director of Various
                                        Companies
                                        10 Rockefeller Plaza
                                        New York, NY  10020
                                        (financial consultant)

Francis T.          Director            Vincent Enterprises
Vincent, Jr.                            (private investor),
                                        and Director of Various
                                        Companies


*  The business address of Time Warner and WCI is 75 Rockefeller
   Plaza, New York, NY  10019.

                             ANNEX B

     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            Senior Vice         and Chief Financial
                    President and       Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and        Executive Vice
                    Executive Vice      President, Secretary
                    President           and General Counsel,
                                        Time Warner*

Tod R. Hullin       Director and        Senior Vice President,
                    Senior Vice         Time Warner*
                    President

Gerald M.           Director,           Chairman and Chief
Levin               Chairman and Chief  Executive Officer,
                    Executive Officer   Time Warner*

Philip R.           Senior Vice         Senior Vice President,
Lochner Jr.         President           Time Warner*

Richard D.          Director            Director and President,
Parsons             and Office of       Time Warner*
                    the President



*  The business address of Time Warner and WCI is 75 Rockefeller
   Plaza, New York, NY  10019.

                                                        Exhibit 1

                      JOINT FILING AGREEMENT

     Time Warner Inc. and Warner Communications Inc., each hereby agrees, in accordance with Rule 13d-1(f)(1) under the Securities Exchange of 1934, as amended, that the Schedule 13D filed herewith, and any further amendments thereto, relating to the Common Stock, par value $.001 per share, of JTS Corporation, is and will be, filed jointly on behalf of each such person.


Dated: August 9, 1996

                              TIME WARNER INC.


                              By /s/ Peter R. Haje
                                 ________________________
                                 Name:  Peter R. Haje
                                 Title: Executive Vice President



                              WARNER COMMUNICATIONS INC.


                              By: /s/ Peter R. Haje
                                  _______________________
                                  Name:  Peter R. Haje
                                  Title: Executive Vice President